JAMES R. ANDERSON
2801 South Ridgeview Way
Sioux Falls, SD 57105
Phone & Fax: 605-338-0483

May 14, 2009

NEWS RELEASE

SALE OF SHARES & ACQUISITION OF UNITS OF GENCO

In connection with a private placement of units (each unit consisting of one share and one warrant) of Genco Resources Ltd. at a price of CAD($) 0.24 per unit and a related ‘gypsy swap’, I have sold 1,000,000 common shares of Genco through the Toronto Stock Exchange and acquired ownership of 8,350,000 common shares (representing 14.4% of the outstanding shares) and warrants to purchase a further 10,314,000 common shares.

I now have ownership of, and control and direction over, a total of 15,507,040 common shares (representing 26.7% of Genco’s outstanding common shares), warrants to purchase a further 10,314,000 shares and an option to purchase an additional 200,000 shares. If the warrants and option were exercised, I would have ownership of, and control and direction over, 36.5% of the outstanding shares of Genco.

I acquired the shares and warrants for investment purposes and intend to acquire a further 1,000,000 units in a closing of another tranche of the private placement and completion of the ‘gypsy swap’ pursuant to which I will transfer 500,000 of such warrants to the party that purchased the 1,000,000 shares sold through the Exchange. I may also acquire ownership of further securities of Genco in the future depending upon market circumstances.

I have filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from Genco.